Exhibit 99.1

Procaps Group Reports Fourth Quarter and Full Year 2022 Results

Constant Currency Net Revenues Increased 7% Year-over-Year in 2022, With Strong Demand of RX and Softgel Portfolios, Offset by Clinical Specialty Covid Portfolio

Preliminary Results for 1Q23 Results Show a Significant Rebound from 4Q22 Performance, as We Expect to Reach at Least High Single-Digit Growth in Adj. EBITDA

Management Reaffirms Preliminary FY2023 Net Revenue and Adjusted EBITDA Guidance

Multiple Value-Creation Initiatives Implemented and On Track to Achieve Up to $15 million of Targeted Recurring Savings

MIAMI, USA – BARRANQUILLA, COL – May 12, 2023 – Procaps Group S.A. (NASDAQ: PROC) (“Procaps”), a leading integrated international healthcare and pharmaceutical services company, today announced its financial results for the three months ended December 31, 2022 (“4Q22”) and full fiscal year ended December 31, 2022 (“2022”).

“Demand remains robust for RX and consumer health products as well as for all our CDMO products and services. We are executing our value creation initiatives as we build a solid foundation and transition toward new paths for growth,” said Rubén Minski, CEO of Procaps.

Highlights 2022 & 4Q22

Product Development & Market Expansion

●	Packaging services started at our new gummy manufacturing facility in Florida. Full gummies production expected to commence in 2H23

●	Commencement of operations at our West Palm Beach facility providing R&D services

●	Renewal rate of 27% in 2022

●	Execution of Value Creation Initiatives on track

Financial Highlights

●	Net revenues totaled $101 million for 4Q22, a decrease of 11% in constant currency, impacted mainly by currency devaluation and a decrease in our Covid-related products in our Clinical Specialties line. Net revenues totaled $410 million in 2022, an increase of 7% on a constant currency basis.

●	Gross profit for 4Q22 totaled $52 million, with a 51% gross margin. Gross profit totaled $240 million for 2022, with a 58% gross margin.

	4Q22	4Q21	Δ%		2022	2021	Δ%
Net Revenues	101.5	126.5	-19.8%		409.9	409.7	0.0%
COGS	(49.2)	(50.9)	-3.3%		(170.4)	(174.0)	-2.1%
Gross Profit	52.3	75.7	-30.9%		239.6	235.7	1.6%
Gross Margin	51.5%	59.8%	-829.3	bps	58.4%	57.5%	91.6	bps
Average FX USD/COP	4,808.0	3,879.0	23.9%		4,255	3,743	13.7%

FY 2023 Net Revenue and Adjusted EBITDA Guidance

	2023 Constant Currency	2022
Net Revenues	~+10%	$410	M
Adjusted EBITDA	$90- $100M	$70	M

1Q23 Preliminary Results Highlights

	1Q23	1Q22
Net Revenues	$82M - $85M	$86	M
FX Impact on Net Revenues	$7M	-
Constant Net Revenues	$89M - $92M	-
Constant Adj. EBITDA	~$10M

Procaps Chief Executive Officer, Ruben Minski, added:

“Looking to the remainder of 2023, we continue to expect the impact of many of these recent issues to subside. We believe momentum will expand as we benefit significantly from the investments in capabilities, products and geographies we have made over the last few years. Combined with our cost reduction plans to optimize our business in the near term, without compromising our long-term objectives, we continue to expect to grow net revenues at approximately 10%+ in 2023 on a constant currency basis and are forecasting our Adjusted EBITDA range to be approximately $90-100 million.”

Management Commentary

Procaps Chief Executive Officer, Ruben Minski, commented:

“2022 was underlined by strong demand for our existing product line including RX and consumer health products that helped overcome challenges in several areas. RX products grew approximately 21% year over year. We also maintained our rapid pace with innovative new products launches and expansion into new regions. We have continued to grow on a constant currency basis, supporting our strategic investments in capabilities, products and geographies over the last few years.

“2022 was also affected by multiple macroeconomic headwinds including significant currency devaluation in the markets where we operate, supply chain disruptions, rapid cost inflation and post pandemic demand price adjustments. As the currency headwinds and macro issues impacting us subside, we believe we have put in place a long-term strategy with the competitive advantages that will position us for ongoing success. This strategy is complemented by an aggressive plan to reduce expenses and generate the efficiencies that we implemented at the beginning of 2023.

“The strong cadence of new product launches and product rollouts to new regions combined to deliver 7% revenue growth on a constant currency basis for the full year 2022, despite the previously mentioned headwinds, and is positioning us to build a strong foundation for 2023. With our strong focus on continuous innovation and internationalization, we continue to expand our portfolio within selected therapy areas and geographies, with approximately $111 million net sales coming from new products in 2022. In addition, we have over 170 products pending approval to be launched in the next few years.

“As I mentioned before, we have implemented multiple value-creation initiatives to reduce costs, improve margins and near-term profitability, as well as to expand our global reach with our roll-up strategy and to fund our growth objectives. The goal is to achieve up to $15 million of recurring savings to be realized over the next 18 months. Since the beginning of this year, we have been focused on these initiatives, including headcount right-sizing, SG&A efficiency, R&D optimization, and corporate expenses efficiency. As of March 2023, total execution of our savings capture rate was approximately 20%, and preliminary accumulated savings results from these efforts were $3.0 million,

“Looking ahead in 2023, we expect to see continuing challenges and uncertainties, such as a possible recession in the United States and Europe, supply chain disruptions, significant volatility of the currencies in the markets where we operate, as well as high interest rates and tight financial markets in general. However, with our focus on our strengths for growth and the substantial efforts we’re putting in our strategic improvement initiatives, I’m confident that we are well positioned to achieve our near and long-term goals. We expect 2023 to be a year to stabilize and improve our results so we can continue with our expansion plans, concluded Minski.

Procaps Chief Financial Officer, Patricio Vargas, commented:

“We ended the fourth quarter of 2022 with revenue decrease of 11% over the same period of the previous year, and an increase of 7% for the full year, both on a constant currency basis. Significant currency devaluation in the markets where we operate, supply chain disruptions and rapid cost inflation disproportionately and negatively impacted our usually strong fourth quarter. We also saw distributors reducing Covid-19 related inventories, which negatively impacted our sales in the last months of the year. As we move into 2023, we believe our strong demand growth and value creation initiatives will position us to recover from the negative impacts we suffered in 2022.

“The strong currency devaluation during the last few months in some of our markets, and especially in the last quarter, negatively impacted our net revenues by $12 million compared to the fourth quarter of 2021 and by $28 million in the full year compared to the same period in the prior year.

“Despite these negative impacts our gross margin remained robust at 58% for 2022, slightly higher than 2021.

“We want to take this opportunity to apologize to our shareholders for being delayed in our 2022 filing. We recognize it is bad news and we’re working hard to solve our issues. We expected our new consolidation system to be in place by now but we were delayed and are now expecting it to be operational with respect to our second quarter filing. At the same time, we continue working on remediating our material weaknesses, which we expect should be mostly addressed within the next 18 months.” concluded Vargas.

Innovation & Launches

Total R&D expenses, including the amount capitalized as intangible assets, totaled $6.5 million in 4Q22, or 6% of total net revenues in the period. For 2022, total R&D expenses totaled $26.8 million, or 7% of net revenues.

Our renewal rate (% of net revenues from new products launched in the last 36 months) was 27% during 2022, delivering approximately $111 million in net revenues. Launches depend on registration approval from regulatory agencies, and we could have phasing from quarter to quarter, depending on the time of these approvals.

We have registered over 200 products in the regions where we operate, and we have 170 products in the registration process.

Ramp up for products launched during 2022 is strong, highlighted by Aludel (oncology – prostate cancer), Dolofen Flu (OTC), Mentsi and PapiloCare in Colombia. Geo expansion launches including women’s health, cardiovascular, and gastro products are also performing well according to the ramp up trajectory.

Fourth Quarter 2022 & Full Year 2022 Financial Results

Net Revenues

Net revenues totaled $101.5 million in 4Q22, compared to net revenues of $126.5 million for 4Q21, with a decrease of 19.8% year-over-year. On a constant currency basis, net revenues decreased 10.5% from 4Q21 to 4Q22.

The decrease is mainly driven by the impact of the devaluation of some local currencies, particularly in Colombia of approximately $11.7 million, as well as increased prices in raw materials, supplier delivery delays which have led to backorders and a decrease in sales of the anesthetic’s portfolio. Excluding Clinical Specialties, our RX portfolio grew approximately 21.5% in the quarter in constant currency.

Net revenues totaled $409.9 million in 2022, compared to net revenues of $409.7 million for 2021. On a constant currency basis, net revenues increased by 6.8% from 2021. The increase was primarily due to (i) an increase in demand for our products and services across three business segments, including an increase of approximately $4.2 million from Nextgel, an increase of approximately $12.4 million from CASAND, and an increase of approximately $4.5 million from CAN; combined with (ii) an increase in sales for new products of approximately $12.0 million across all business segments, offset by (iii) currency devaluation in the period of approximately $28 million and (iv) a decrease in sales of the anesthetics portfolio of approximately $25 million.

Net revenue by strategic business segment is shown below:

	4Q22	%NR	4Q22*	4Q21	%NR	Δ%	Δ%*
CAN	12.9	12.7%	13.0	19.8	15.6%	-34.6%	-34.4%
CASAND	19.0	18.7%	19.1	15.7	12.4%	20.9%	21.8%
Diabetrics	5.2	5.1%	6.4	8.3	6.6%	-37.8%	-22.9%
Nextgel	30.4	29.9%	32.2	36.9	29.2%	-17.8%	-12.9%
Procaps Colombia	34.1	33.6%	42.6	45.9	36.2%	-25.8%	-7.2%
Total Net Revenues	101.5	100.0%	113.2	126.5	100.0%	-19.8%	-10.5%

	2022	%NR	2022*	2021	%NR	Δ%	Δ%*
CAN	55.5	13.5%	55.6	50.9	12.4%	8.9%	9.1%
CASAND	66.3	16.2%	66.9	54.0	13.2%	22.9%	23.9%
Diabetrics	20.7	5.1%	23.5	28.7	7.0%	-27.8%	-18.1%
Nextgel	125.1	30.5%	130.0	120.8	29.5%	3.5%	7.6%
Procaps Colombia	142.3	34.7%	161.8	155.3	37.9%	-8.4%	4.2%
Total Net Revenues	409.9	100.0%	437.8	409.7	100.0%	0.0%	6.8%

Central America North (CAN)

Net revenues for the CAN business segment were $12.9 million in 4Q22, a decrease of 34.6% versus 4Q21, impacted mainly by a decrease in the OTC VitalCare in El Salvador. For 4Q21 we experienced the same effect as the previous quarter, with higher-than-expected orders, which led to a higher comparison basis.

We reinforced our sales force in El Salvador, focusing on opening new distributors for the OTC market.

The VitalCare segment is growing above 20% in Guatemala and Nicaragua in 2022.

Net revenues totaled $55.5 million in 2022, an increase of 8.9% versus 2021, positively impacted by the performances of Guatemala, Honduras and Nicaragua due to (i) sales from new product launches in the amount of approximately $1.0 million, such as Albisec One and Alercet, (ii) an increase in sales of the current portfolio, particularly cardiology, feminine care and respiratory lines. Excluding Clinical Specialties, our RX portfolio grew approximately 52.5% in the quarter. On a constant currency basis, net revenues increased by 9.1% from 2021 to 2022.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $ 19.0 million in 4Q22, an increase of 20.9% when compared to 4Q21, mainly due to the (i) positive performance of new products launched in the region of approximately $1 million, and (ii) sales increase in the existing product portfolio. On a constant currency basis, net revenues increased by 21.8% in the quarter.

Net revenues grew 22.9% in 2022 versus 2021, totaling $66.3 million, supported by (i) an increase of approximately $4.4 million in sales of new products launched during 2022, such as Fortzink Ultra, Muvett and Dayflu, (ii) an increase of approximately $6.6 million in sales of existing brands and the rollout of new products launched in 2021 and 2020. Dominican Republic, Ecuador, Costa Rica and Peru performed well, positively impacted by the Farma business unit and new products. On a constant currency basis, net revenues increased by 23.9% from 2021 to 2022.

During 2Q22, we launched a cardio line in several countries, with emphasis on Ferovas, which has patented Unigel technology, and Mentsi. Sales began ramping up during 4Q22.

Diabetrics

Diabetrics net revenues decreased 37.8% when compared with 4Q21, mainly impacted by currency devaluation. On a constant currency basis, net revenues decreased by 22.9% from 4Q21 to 4Q22.

Net revenues totaled $20.7 million in 2022, a decrease of 27.8% when compared to 2021 primarily due to (i) the impact of currency devaluation of approximately $2.8 million, (ii) lower sales of our differentiated metformin portfolio threatened by lower prices with the entrance of multiple pure generic competitors of approximately $3.0 million, and (iii) lower prices for certain products due to more competitors and EPS budget restrictions with an impact of approximately $2.3 million. On a constant currency basis, net revenues decreased by 18.1% from 2021 to 2022.

To sustain our margins and the business in the long term, we have taken several measures, such as (i) cost reduction initiatives, (ii) lower volume sales to protect margins, (iii) sales increase in the private channels, (iv) price increases during 2023 to offset higher costs, (v) development of new technologies for the years to come with novel fixed dosages combinations for our anti-diabetics portfolio and novel glucose monitoring system, (vi) roll out of the business model to the other countries. We have launched in El Salvador and Ecuador, and we just received approval in Mexico, in which we expect to launch in 2023.

Nextgel

Net revenues for the Nextgel business segment were $30.4 million in 4Q22, a 17.8% decrease versus 4Q21, impacted mainly by the currency devaluation and change of manufacturing site of dronabinol which negatively impacted sales in the quarter. On a constant currency basis, net revenues decreased by 12.9% from 4Q21 to 4Q22.

Net revenues totaled $125.1 million in 2022, an increase of 3.5%, highlighted by (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations totaling approximately $4.3 million, (ii) the increase in sales of gummy products totaling approximately $2.7 million, (iii) an increase of sales from products with current partners of approximately $5.0 million, offset by the change of manufacturing site of dronabinol and the ongoing bioequivalence test for progesterone. On a constant currency basis, net revenues increased by 7.6% from 2021 to 2022.

The Softgel portfolio showed positive performance, especially with the development of new products with current partners in Brazil and other countries, the launch of new products with Latin American pharmaceutical companies and increase of product development services with the West Palm Beach facility.

Our gummies portfolio showed positive performance due to mainly the launch of new products in the US market.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $34.1 million in 4Q22, a 25.8% decrease versus 4Q21, impacted by the currency devaluation of approximately $9 million. On a constant currency basis, net revenues decreased by 2.2% from 4Q21 to 4Q22, impacted by the slower pace of sales of the most relevant Clinical Specialties products for the ICU, due to higher than usual inventory cycles in the distributors resulting from less severe hospitalizations from Covid than anticipated at the beginning of the year.

Net revenues totaled $142.3 million in 2022, a decrease of 8.4%, negatively impacted by the currency devaluation of approximately $19.4 million. On a constant currency basis, net revenues increased by 4.2% from 2021 to 2022 due to the positive performance of Farma Procaps and VitalCare business units, offset by the decrease in sales of the Clinical Specialties portfolio of approximately $17.9 million.

The Farma Procaps and VitalCare business units grew approximately 9% in sales in 2022, primarily due to the demand increase of its leading brands in the market, such as Gestavit, Citragel, Muvett S, and others, as well as the performance of new products, offset by currency devaluation.

Gross Profit

Gross profit decreased 30.9%, to $52.3 million in 4Q22, compared to $75.7 million in 4Q21. On a constant currency basis, gross profit decreased by 22.7%.

Gross profit grew 1.6% in 2022, totaling $239.6 million in 2022 from $235.7 million in 2021. On a constant currency basis, gross profit increased by 9.0%.

	4Q22	4Q21	Δ%	2022	2021	Δ%
Net Revenues	101.5	126.5	-19.8%	409.9	409.7	0.0%
COGS	(49.2)	(50.9)	-3.3%	(170.4)	(174.0)	-2.1%
Gross Profit	52.3	75.7	-30.9%	239.6	235.7	1.6%
Gross Margin	51.5%	59.8%	-829.3 bps	58.4%	57.5%	91.6 bps

COGS increased mainly due to inflation, which lead to higher prices of raw materials.

Gross profit is negatively impacted by currency devaluation. The increase in gross profit in 2022 is mainly due to the increase in revenues and product mix sold.

Gross margin was 51.5% in 4Q22 and gross margin for 2022 was 58.4%, an increase of 91.6 bps compared to 2021.

Operating Expenses

Operating expenses totaled $62.1 million in 4Q22, impacted by higher admin and other expenses due to higher transaction expenses and Rymco impairment. Operating expenses totaled $224.8 million in 2022, a decrease of 8.0% vs. 2021.

SG&A totaled $50.0 million in 4Q22, an increase of 27.1% versus 4Q21, representing 49.3% of total net revenues. On a constant currency basis, SG&A grew 37.4% in the quarter. In 2022, SG&A totaled $199.5 million, an increase of 19.7% (47.8% of total net revenues). On a constant currency basis, SG&A in 2022 grew by 28.8% vs. 2021.

	4Q22	%NR	4Q21	%NR	Δ%	2022	%RL	2021	%RL	Δ%
Sales and marketing expenses	(21.9)	21.6%	(21.9)	17.3%	0.0%	(93.6)	22.8%	(83.1)	20.3%	12.7%
Administrative expenses	(28.2)	27.8%	(17.5)	13.8%	60.8%	(105.9)	25.8%	(82.2)	20.1%	28.9%
Other expenses	(12.1)	11.9%	(1.9)	1.5%	538.0%	(25.3)	6.2%	(79.0)	19.3%	-68.0%
Total Operational Expenses	(62.1)	61.2%	(41.3)	32.6%	50.5%	(224.8)	54.8%	(244.2)	59.6%	-8.0%

Sales and marketing expenses totaled $21.9 million in 4Q22, flat versus 4Q21. In 2022, the increase was 12.7% totaling $93.6 million from $83.1 million in 2021. The increase was mainly due to the return of events and commercial efforts COVID-19 pandemic continue to lessen, especially in CASAND to support top line growth, and the pre-operative expenses related to the West Palm Beach plant.

Administrative expenses totaled $28.2 million in 4Q22, an increase of 60.8% versus 4Q21. During 2022, total administrative expenses were $105.9 million, an increase of 28.9% when compared to 2021, mainly driven by a full year of expenses related to being a public company, such as increased personnel costs, legal and consulting services which totaled approximately $15.6 million and an increase of approximately $6.1 million in expenses related to M&A activities for the since terminated acquisition of Grupo Somar and business growth projects.

Other expenses are related mainly to the impact of exchange rate differences (approximately $16.2 million) and the impairment charge of Rymco (approximately $6.0 million). In 2021, there was a one-time listing expense related to the business combination. It is the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

Contribution Margin

The Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. This is an important measure to understand each business segment’s performance.

	4Q22	%NR	4Q22*	4Q21	%NR	Δ%	Δ%*
CAN	5.2	14.8%	5.2	8.7	15.6%	-40.2%	-40.3%
CASAND	9.5	27.2%	9.6	8.6	15.5%	10.6%	11.5%
Diabetrics	(0.1)	-0.3%	(0.1)	3.8	6.8%	-103.0%	-102.9%
Nextgel	10.6	30.3%	11.0	16.3	29.3%	-34.8%	-32.8%
Procaps Colombia	9.8	28.0%	13.8	18.2	32.7%	-46.1%	-24.4%
Total Contribution Margin	35.1	100.0%	39.4	55.6	100.0%	-37.0%	-29.1%

	2022	%NR	2022*	2021	%NR	Δ%	Δ%*
CAN	16.8	11.5%	16.8	18.5	12.1%	-9.3%	-9.2%
CASAND	29.5	20.1%	29.7	22.5	14.7%	31.0%	32.2%
Diabetrics	3.1	2.1%	3.5	8.3	5.4%	-62.8%	-58.2%
Nextgel	52.4	35.8%	54.6	51.4	33.7%	2.0%	6.2%
Procaps Colombia	44.7	30.5%	53.2	51.9	34.0%	-13.8%	2.4%
Total Contribution Margin	146.6	100.0%	157.8	152.7	100.0%	-4.0%	3.4%

*	Constant currency basis

CAN contribution margin was impacted by higher sales and marketing expenses due to an expanding portfolio, especially in gastrointestinal, cardiovascular, and feminine care therapeutic areas and reinforcement of sales force in El Salvador.

CASAND contribution margin was mainly a result of higher sales, impacted by the return of events and commercial efforts, especially in Dominican Republic to support top line growth. In 4Q22, the growth is related to the mix of products sold.

Diabetrics contribution margin was impacted by the decrease in sales as described above and a change in our portfolio product mix.

NextGel contribution margin segment increased by 6.2% in constant currency, primarily because of the increase in sales and marketing offset by operational expenses due to the hiring of additional personnel as part of the initiation of operations at the West Palm Beach facility.

Procaps Colombia contribution margin increased by 2.4% in constant currency mainly due to the portfolio mix offset by higher sales and marketing expenses and logistics expenses.

EBITDA

Adjusted EBITDA1 totaled $10.6 million in 4Q22, with a 10.4% margin. In 2022, adjusted EBITDA totaled $70.1 million, with an adjusted EBITDA margin of 17.1%, impacted by higher SG&A expenses.

	4Q22	4Q21	2022	2021
Net Income	10.4	27.6	42.5	(100.9)
Financial expenses	(19.4)	(0.6)	(37.9)	78.6
Income tax	(0.9)	7.4	10.2	13.7
D&A	4.5	1.8	16.8	15.1
EBITDA	(5.4)	36.1	31.6	6.6
Listing expense[1]	-	-	-	73.9
FX translation adjustments[2]	3.8	1.7	16.0	4.0
Business transformation[3]	0.0	0.7	0.3	0.7
Transaction expenses[4]	4.0	2.2	11.4	9.4
Other expenses[5]	8.1	1.1	10.8	5.0
Adjusted EBITDA	10.6	41.8	70.1	99.7
Adjusted EBITDA margin	10.4%	33.1%	17.1%	24.3%

Financial Expenses

Net financial expenses totaled an income of $37.9 million in 2022, impacted by the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which is a non-cash item. Excluding this effect, net financial expenses totaled $36.1 million, mostly impacted by the interest expenses ($25.8 million in 2022).

	2022	2021	Δ%
Banking expenses and fees	(9.3)	(3.3)	179.6%
Others financial expenses	(1.0)	(0.4)	191.8%
Net fair value gain of warrants liabilities	12.2	5.9	108.4%
Net fair value gain of shares held in escrow	61.8	4.5	1271.4%
Interest expenses	(25.8)	(85.3)	-69.8%
Net Financial Expenses	37.9	(78.6)	n.a.

[1]	Table above – EBITDA - shows Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA. See under “Reconciliation” on the Appendix for a detailed adjustments explanations.

Net Income

Procaps reported net income of $10.4 million for 4Q22 and $42.5 million for full year 2022.

	4Q22	4Q21	Δ%	2022	2021	Δ%
EBIT	(9.9)	34.4	n.a.	14.8	(8.5)	n.a.
Net Financial Expenses	19.4	0.6	n.a.	37.9	(78.6)	n.a.
EBT	9.5	35.0	n.a.	52.7	(87.2)	n.a.
Income Tax	0.9	(7.4)	-113%	(10.2)	(13.7)	-26%
Net Income	10.4	27.6	n.a.	42.5	(100.9)	n.a.

Indebtedness

As of December 31, 2022, our total gross debt was $285.9 million, compared to $253.4 million as of December 31, 2021.

Gross debt consisted mainly of Senior Notes in the amount of $115.0 million; other loans in the amount of $95.7 million and a syndicated loan in the amount of $38.6 million. Total gross debt is carried at an average cost of 8.5%.

Cash totaled $43.0 million as of December 31, 2022, impacted mainly by the increase in working capital to mitigate supply chain challenges, increased expenses for being a listed public company, and financing and M&A projects and expansion CAPEX to support future growth.

Total net debt as of December 31, 2022, totaled $257.5 million, of which approximately 90.1% consisted of short-term obligations, due to the breach of certain of the covenants included under the NPA, the Syndicated Loan Agreement and the BTG Credit Agreement as of December 31, 2022. Although none of the lenders declared an event of default under the applicable agreements, and we obtained waivers from such lenders of the applicable defaults, these breaches resulted in the lenders having the right to require immediate repayment of the applicable indebtedness and as a result, the Company has classified the respective indebtedness, amounting to $139.2 million in the aggregate, to current liabilities.

	2022		2021
Short Term	257.5		74.6
Long Term	28.4		178.7
Gross Debt	285.9		253.4
Cash and cash equiv.	43.0		72.1
Net Debt	242.9		181.3
Adjusted EBITDA LTM	70.1		99.7
Net Debt / Adj. EBITDA	3.5	x	1.8	x

Net debt/Adjusted EBITDA was 3.5x for the year ended December 31, 2022, compared to 1.8x for the year ended December 31, 2021.

Capital Expenditures (“CAPEX”)

As of December 31, 2022, CAPEX totaled $31.6 million, comprised of $20.6million of property, plant & equipment (“PP&E”) (5.0 % of net revenues) and $ 11.0 million of intangible CAPEX (2.7 % of net revenues).

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition, the increase of installed capacity in our plants and the expansion of analytical lab capacity.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increase capacity to develop new products.

	2022	% NR	2021	% NR	Δ%
Intangible CAPEX	11.0	2.7%	10.2	2.5%	7.3%
PP&E CAPEX	20.6	5.0%	7.7	1.9%	167.7%
Total CAPEX	31.6	7.7%	17.9	4.4%	76.2%

Cash Flow

Cash flow from operating activities during 2022 was $22.7 million, mainly impacted by changes in working capital particularly due to the increase in inventories, CAPEX and R&D investments.

	2022	2021	Δ%
Net Income	48.9	(100.9)	n.a.
Other adjustments to cash flow	(0.6)	185.9	n.a.
Changes in working capital	(25.6)	(34.8)	-26.4%
Cash from operations	22.7	50.3	-54.9%
Interest paid	(1.3)	(1.7)	-25.7%
Dividends received	-	0.3	n.a.
Income tax paid	(7.3)	(11.6)	-36.8%
Operating Cash Flow	14.1	37.3	-62.2%
CAPEX and R&D investments	(28.8)	(23.7)	21.6%
Free Cash Flow	(14.7)	13.6	n.a.
Financing Cash Flow	(13.6)	58.0	n.a.
Increase (Decrease) in Cash	-28.3	71.6	n.a.

Cash conversion cycle was 120 days ($136.2 million).

(days)	4Q21	1Q22	2Q22	3Q22	4Q22
Acounts receivables (DSO)	103	96	100	107.0	113.8
Inventories (DIO)	70	85	83	83.1	85.0
Accounts payable - suppliers (DPO)	75	78	76	78.8	79.2
Working Capital	98	103	107	111	120

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

The Company is not able to reconcile its forward-looking non-IFRS estimates of Adjusted EBITDA presented in this press release for the year ending December 31, 2023, without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, which could have a material impact on its future IFRS financial results.

Portfolio Overview

Procaps´ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the three months and full year ended December 31, 2022 and 2021

	4Q22	4Q21	2022	2021
Net Income	10.4	27.6	42.5	(100.9)
Financial expenses	(19.4)	(0.6)	(37.9)	78.6
Income tax	(0.9)	7.4	10.2	13.7
D&A	4.5	1.8	16.8	15.1
EBITDA	(5.4)	36.1	31.6	6.6
Listing expense[1]	-	-	-	73.9
FX translation adjustments[2]	3.8	1.7	16.0	4.0
Business transformation[3]	0.0	0.7	0.3	0.7
Transaction expenses[4]	4.0	2.2	11.4	9.4
Other expenses[5]	8.1	1.1	10.8	5.0
Adjusted EBITDA	10.6	41.8	70.1	99.7
Adjusted EBITDA margin	10.4%	33.1%	17.1%	24.3%

(1)	Listing expenses for the year ended December 31, 2021 include listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

(2)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2022 and 2021.

(3)	Business transformation initiatives consist of non-recurring expenses related to the launch of a new patient program platform for Diabetrics (Zutrics) during the year ended December 31, 2022.

(4)	Transactions expenses for the year ended December 31, 2022 primarily include: (i) consulting and legal fees and expenses incurred in connection with acquisitions and SPA termination in the amount of 12.3 million, (ii) incremental director and officer policy insurance costs in the amount of $1.0 million in connection with the Business Combination, (iii) tail policy insurance costs incurred of $0.5 million in connection with the Business Combination, and (iv) incremental audit fees of approximately $0.3 million incurred in connection with the Business Combination. For the year ended December 31, 2021, these expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the consummation of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan (as defined below) requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million.

(5)	Other expenses include mainly a write off related to Rymco impairment charge of approximately $6.0 million for the year ended December 31, 2022, and COVID-19 impact adjustments for the year ended December 31, 2022 primarily include expenses incurred for safety precautions during the pandemic, such as employees’ COVID-19 testing, vaccination, office, and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, other miscellaneous expenses resulted from COVID-19 pandemic. For the year ended December 31, 2021, these expenses primarily include: (i) $1.7 million expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) $0.6 million operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) $1.2 million expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, and (iv) $0.4 million of other miscellaneous expenses resulted from COVID-19 pandemic.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months ended December 31, 2022 using prior-period (three months ended December 31, 2021) foreign currency exchange rates and full year ended December 31, 2022 using prior-period (full year ended December 31, 2021). The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,879.56 per U.S. $1.00 and R$5.5860 per U.S. $1.00, respectively, for the three months ended December 31, 2021 and COP $3,743.09 per U.S. $1.00 and R$5.3956 per U.S. $1.00, respectively, for the full year ended December 31, 2021. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the three months and full year ended December 31, 2022 and 2021.

US$ million	4Q21	2021	4Q22	2022

Nextgel
Net Revenues	36.926	120.826	30.4	125.064
COGS	(16.794)	(55.867)	(18.7)	(60.394)
Gross Profit	20.132	64.959	11.687	64.670
Gross margin %	54.5%	53.8%	38.5%	52%
Sales and marketing expenses	(3.816)	(13.528)	(2.909)	(12.227)
Contribution margin	16.317	51.431	8.8	52.443
Contribution margin %	44.2%	42.6%	28.9%	42%

Procaps Col
Net Revenues	45.9	155.327	34.1	142.345
COGS	(11.893)	(66.291)	(19.961)	(68.841)
Gross Profit	33.976	89.037	14.090	73.504
Gross margin %	74.1%	50.5%	41.4%	51.6%
Sales and marketing expenses	(15.761)	(37.106)	(6.806)	(28.755)
Contribution margin	18.215	51.931	7.3	44.750
Contribution margin %	39.7%	33.4%	21.4%	31.4%

CAN
Net Revenues	19.761	50.937	12.921	55.467
COGS	(3.705)	(13.217)	(4.162)	(19.647)
Gross Profit	16.056	37.720	8.759	35.820
Gross margin %	81.3%	74.1%	67.8%	64.6%
Sales and marketing expenses	(7.383)	(19.184)	(3.530)	(19.000)
Contribution margin	8.673	18.536	5.2	16.820
Contribution margin %	43.9%	36.4%	40.5%	30.3%

CASAND
Net Revenues	15.673	53.956	19.0	66.330
COGS	(1.551)	(9.932)	(2.444)	(9.230)
Gross Profit	14.122	44.024	16.511	57.099
Gross margin %	90.1%	81.6%	87.1%	86.1%
Sales and marketing expenses	(5.5)	(21.532)	(6.9)	(27.6)
Contribution margin	8.631	22.492	9.6	29.5
Contribution margin %	55.1%	41.7%	50.5%	44.4%

Diabetrics
Net Revenues	8.3	28.695	5.2	20.713
COGS	(2.9)	(14.702)	(4.0)	(12.239)
Gross Profit	5.392	13.993	1.208	8.475
Gross margin %	64.9%	48.8%	23.4%	40.9%
Sales and marketing expenses	(1.6)	(5.716)	(1.3)	(5.4)
Contribution margin	3.805	8.277	(0.1)	3.1
Contribution margin %	45.8%	28.8%	-2.2%	14.9%

Total
Net Revenues	126.5	409.742	101.5	409.920
COGS	(36.9)	(160.009)	(49.2)	(170.351)
Gross Profit	89.678	249.733	52.255	239.569
Gross margin %	70.9%	60.9%	51.5%	58.4%
Sales and marketing expenses	(35.9)	(97.1)	(21.9)	(93.6)
Contribution margin	53.8	152.7	30.4	146.0
Contribution margin %	42.5%	37.3%	29.9%	35.6%

EXHIBITS – 2022 FINANCIALS

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the year ended December 31
	2022	2021	2020
Revenue	$409,920	$409,742	$331,467
Cost of sales	(170,351)	(174,029)	(140,153)
Gross profit	239,569	235,713	191,314

Sales and marketing expenses	(93,566)	(83,057)	(69,629)
Administrative expenses	(105,911)	(82,187)	(58,631)
Finance income (expenses), net	37,917	(78,636)	(54,489)
Other expenses, net	(25,299)	(78,991)	(7,716)
Income/(loss) before tax	52,710	(87,158)	849

Income tax expense	(10,170)	(13,705)	(11,296)
Income/(loss) for the year	$42,540	$(100,863)	$(10,447)

Income/(loss) for the year attributable to:
Owners of the Company	42,540	(100,863)	(10,447)
Non-controlling interests	—	—	—

Earnings per share:
Basic and diluted, income/(loss) for the year attributable to ordinary equity holders of the Company	0.42	(1.03)	(0.11)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the year ended December 31
	2022	2021	2020
Income/(loss) for the year	$42,540	$(100,863)	$(10,447)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	(222)	195	(47)
Income tax relating to items that will not be reclassified subsequently to profit or loss	107	(58)	16
Net of Tax	(115)	137	(31)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5,966)	(2,743)	(637)
Exchange difference from liquidated foreign transactions reclassified to profit or loss	—	(751)	—
Other comprehensive income/(loss) for the year, net of tax	(6,081)	(3,357)	(668)
Total comprehensive income/(loss) for the year	$36,459	$(104,220)	$(11,115)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company	36,456	(102,503)	(11,546)
Non-controlling interests	3	(1,717)	431

Consolidated Statement of Financial Position

As of December 31, 2022 and 2021

(In thousands of United States Dollars, unless otherwise stated)

	As of December 31
	2022	2021
Assets
Non-current assets
Property, plant and equipment, net	73,965	72,638
Right-of-use assets, net	39,013	40,167
Goodwill	5,791	6,803
Intangible assets, net	32,208	30,171
Investments in joint ventures	1,505	2,443
Other financial assets	210	256
Deferred tax assets, net	6,974	7,067
Other assets	3,078	4,531
Total non-current assets	$162,744	$164,076
Current assets
Cash	43,003	72,112
Trade and other receivables, net	129,602	117,449
Inventories, net	96,833	79,430
Amounts owed by related parties, net	2,474	1,147
Current tax assets, net	21,187	22,082
Other current assets, net	4,344	5,839
Total current assets	$297,443	$298,059
Total assets	$460,187	$462,135

Liabilities and Shareholders’ Equity (Deficit)
Equity (Deficit)
Share capital	1,011	1,011
Share premium	377,677	377,677
Reserves	45,743	42,749
Accumulated deficit	(391,513)	(431,059)
Accumulated other comprehensive loss	(33,859)	(27,778)
Equity (deficit) attributable to owners of the Company	$(941)	$(37,400)
Non-controlling interest	(937)	(940)
Total equity (deficit)	$(1,878)	$(38,340)
Non-Current liabilities
Borrowings	28,410	178,720
Warrant liabilities	10,916	23,112
Shares held in escrow	40,064	101,859
Deferred tax liabilities, net	7,821	6,070
Other liabilities	6,480	2,750
Total non-current liabilities	$93,691	$312,511
Current liabilities
Borrowings	257,525	74,646
Trade and other payables	90,187	85,381
Amounts owed to related parties	2,914	8,450
Current tax liabilities, net	6,133	11,756
Provisions	138	501
Other liabilities	11,477	7,230
Total current liabilities	$368,374	$187,964
Total liabilities and shareholders’ equity (deficit)	$460,187	$462,135

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) whether the Company enters into a new definitive agreement with respect to an acquisition of, and if so, the inability to recognize the anticipated benefits of any such potential acquisition of Al Soar (Netherlands) BV (“Somar Holding”), Química y Farmacia S.A. de C.V. (“Quífa”), PDM Acondifarma S.A. de C.V. (“PDM”), Gelcaps Exportadora de Mexico S.A. de C.V. (“Gelcaps”), and Grupo Farmacéutico Somar S.A.P.I. de C.V. (“Somar’’, and together with Somar Holding, Quífa, PDM and Gelcaps, collectively, “Grupo Somar’’) which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company; (2) the inability to successfully retain or recruits officers, key employees, or directors; (3) effects on Procaps’ public securities’ liquidity and trading; (4) the lack of a market for Procaps’ securities; (5) changes in applicable laws or regulations; (6) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors; (7) the Company’s inability to achieve its cost saving goals and value creating initiatives, (8) our ability to remediate our disclosed material weaknesses within certain time frames, if at all and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID-19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.